--------------------------
                                                          OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response...11
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No.____________)


                           Platinum Group Metals Ltd.

--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    72765Q205

--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 15, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No.   72765Q205
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Geologic Resource Partners LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     5,017,100*

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     5,017,100*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,017,100*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                   [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.2%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA
--------------
*The Reporting Persons share investment discretion over the shares with Sun Valley Gold LLC and Peter Palmedo, pursuant to an agreement between Geologic Resource Partners LLC and Sun Valley Gold LLC. Sun Valley Gold LLC and Peter Palmedo filed a separate Schedule 13G with respect to the shares.

CUSIP No.   72765Q205
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         George R. Ireland

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     5,017,100*

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     5,017,100*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,017,100*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                   [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.2%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
------------------
*The Reporting Persons share investment discretion over the shares with Sun Valley Gold LLC and Peter Palmedo, pursuant to an agreement between Geologic Resource Partners LLC and Sun Valley Gold LLC. Sun Valley Gold LLC and Peter Palmedo filed a separate Schedule 13G with respect to the shares.

CUSIP No.   72765Q205
            ---------------------


Item 1(a).  Name of Issuer:


            Platinum Group Metals Ltd.

            ____________________________________________________________________

      (b).  Address of Issuer's Principal Executive Offices:

            Suite 328, 550 Burrard Street, Vancouver, British Columbia,
            Canada, V6C 2B5
           ____________________________________________________________________


Item 2(a).  Name of Person Filing:

            Geologic Resource Partners LLC
            George R. Ireland

            ____________________________________________________________________

      (b).  Address of Principal Business Office, or if None, Residence:

            535 Boylston Street, Boston, MA 02116

            ____________________________________________________________________

      (c).  Citizenship:

            Geologic Resource Partners LLC - Delaware
            George R. Ireland - United States of America

            ____________________________________________________________________

      (d).  Title of Class of Securities:

            Common shares, no par value
            ____________________________________________________________________

      (e).  CUSIP Number:

            72765Q205
            ____________________________________________________________________


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Geologic Resource Partners LLC - 5,017,100
          George R. Ireland - 5,017,100
          ______________________________________________________________________

     (b)  Percent of class:

          Geologic Resource Partners LLC - 10.2%
          George R. Ireland - 10.2%
          ______________________________________________________________________

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote                  0
                                                        _______________________,


          (ii)  Shared power to vote or to direct the vote        5,017,100*
                                                          _____________________,


          (iii) Sole power to dispose or to direct the                    0
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the          5,017,100*
                disposition of                            _____________________.

----------------
*The Reporting Persons share investment discretion over the shares with Sun Valley Gold LLC and Peter Palmedo, pursuant to an agreement between Geologic Resource Partners LLC and Sun Valley Gold LLC. Sun Valley Gold LLC and Peter Palmedo filed a separate Schedule 13G with respect to the shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

         N/A
         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         N/A
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N/A
         _______________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

         N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

         N/A
         ______________________________________________________________________

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      March 17, 2006
                                        ----------------------------------------
                                                        (Date)


                                          Geologic Resource Partners LLC**
                                          By:  /s/ George R. Ireland
                                              ---------------------------
                                               George R. Ireland
                                               Managing Member


                                               /s/ George R. Ireland**
                                               --------------------------
                                               George R. Ireland


**The reporting persons hereby disclaim beneficial ownership over the shares reported on this 13G, except to the extent of their pecuniary interest therein.

                                                                Exhibit A



                                    AGREEMENT
                                    ---------


     The undersigned agree that this Schedule 13G dated March 17, 2006 relating to the Common Shares, no par value of Platinum Group Metals Ltd. shall be filed on behalf of the undersigned.

                                          Geologic Resource Partners LLC

                                          By:  /s/ George R. Ireland
                                               ---------------------------
                                               George R. Ireland
                                               Managing Member

                                               /s/ George R. Ireland
                                               ---------------------------
                                               George R. Ireland

SK 00964 0007 644635